Filed by Youbet.com, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.
Subject Company: Youbet.com, Inc.
Exchange Act File No.: 1-34276

[Message from David Goldberg, President & CEO of Youbet.com, Inc. (“Youbet”)
posted on Youbet’s web site and emailed to Youbet’s customers]

Dear Youbet.Com Customers and Friends,

We want to let you know firsthand about an important development for Youbet.com. Today we announced that Youbet.com has entered into a definitive merger agreement with Churchill Downs Incorporated, under which, Churchill would acquire Youbet.com, Inc.  The closing of this transaction is conditioned upon receiving approvals from our shareholders and regulatory agencies, as well as certain other closing conditions contained in the merger agreement - and until that time the two companies will continue to operate independently - business as usual.

For the foreseeable future, we don’t expect that you will experience any major changes with the Youbet wagering platform or the overall the operation of the company. You will continue to be able to use your same handle, password and funding  options when wagering on Youbet.com and continue to enjoy all our best-in-breed wagering tools including WagerPadPro™, TurfDay SuperStats, xStreamAV™ and MyROI. We will continue to work to improve your wagering experience and to bring you new and innovative offerings.

We understand how important it is to have trust and confidence in the company you choose to wager with online. For this reason, we believe that our new combined company will continue to provide you with the same level of service to support your wagering experience.  Additionally, this combination should provide you with continued peace of mind knowing that the company we are combining with, Churchill Downs Incorporated, is publicly-traded, U.S.-operated, U.S.-owned and backed by substantial financial resources.

Most importantly we want you to know how much we appreciate your business and how even during this time of transition you have our commitment to continue to provide you with the best online wagering experience available anywhere.  If you have any questions about our products or services, we are ready to help with our friendly and knowledgeable Player Services team members, who are, as always, available from 5:00am to 9:00pm (PT).

Upon the closing of the transaction, we will reach out to you again to let you know about our plans for the new, combined business; our expectation is that the closing of the transaction may occur during the first half of 2010. Thank you for your patronage, we look forward to our continued relationship.

Sincerely,

/s/ David Goldberg

David Goldberg
President & CEO Youbet.com

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future. Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Youbet’s stockholders to approve the proposed merger; the risk that Churchill Downs Incorporated (“CDI”) and Youbet businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk that a significant licensing agreement is terminated or not renewed; rising prices for content, the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the effect of global economic conditions, including any disruptions in the credit markets; the effect of UIGEA regulations and/or the resulting policies adopted by credit card companies and other financial institutions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the overall economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations; the effect of any change in our accounting policies or practices; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate or are in close proximity; costs associated with our efforts in support of alternative gaming initiatives; costs associated with customer relationship management initiatives; a substantial change in law or regulations affecting pari-mutuel and gaming activities; our continued ability to effectively compete for the country’s top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market and obtain the consents of horsemen’s groups to interstate simulcasting; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to successfully complete any divestiture transaction; market reaction to our expansion projects; the loss of our totalizator companies or their inability to provide us assurance of the reliability of their internal control processes through Statement on Auditing Standards No. 70 audits or to keep their technology current; our accountability for environmental contamination; the loss of key personnel; the impact of natural disasters on our operations and our ability to adjust the casualty losses through our property and business interruption insurance coverage; any business disruption associated with a natural disaster and/or its aftermath; the impact of wagering or other federal or state laws, including changes in any such laws or enforcement of those laws by regulatory agencies; the outcome of pending or threatened litigation; changes in our relationships with horsemen’s groups and their memberships; our ability to reach agreement with horsemen’s groups on future purse and other agreements (including, without limiting, agreements on sharing of revenues from gaming and advance deposit wagering); the effect of claims of third parties to intellectual property rights; the volatility of our stock price; the impact of live racing day competition with other Florida and Louisiana racetracks within those respective markets; a substantial change in allocation of live racing days; changes in Illinois law that impact revenues of racing operations in Illinois; the presence of wagering facilities of Indiana racetracks near our operations; our ability to execute on our permanent slot facility in Florida; the need for various alternative gaming approvals in Louisiana; our ability to integrate businesses we acquire, including our ability to maintain revenues at historic levels and achieve anticipated cost savings; and the outcome of any claims arising in connection with a pending lawsuit in federal court in the Western District of Kentucky styled Churchill Downs Incorporated, et al v. Thoroughbred Horsemen’s Group, LLC, Case #08-CV-225-S. See CDI’s and Youbet’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2008 and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither CDI nor Youbet undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

Important Merger Information and Additional Information

This communication is being made in respect of the proposed merger transaction involving CDI and Youbet. In connection with the proposed transaction, CDI will file with the SEC a registration statement on Form S-4 and Youbet will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Youbet stockholders. You may obtain copies of all documents filed with the SEC concerning this proposed transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing the CDI website at www.churchilldownsincorporated.com under the heading “Investor Relations” and then under the link “SEC Filings” or from CDI by directing a request to 700 Central Avenue, Louisville, KY 40208. Alternatively, you may obtain copies by accessing Youbet’s website at www.Youbet.com under the heading “Investors Relations” and then under the link “SEC Filings” or from Youbet by directing a request to 5901 De Soto Avenue, Woodland Hills, CA 91367.

CDI and Youbet and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CDI directors and officers is available in CDI’s proxy statement for its 2009 annual meeting of shareholders and CDI’s 2008 Annual Report on Form 10-K, which were filed with the SEC on April 28, 2009 and March 4, 2009, respectively. Information regarding Youbet directors and executive officers is available in Youbet’s proxy statement for its 2009 annual meeting of stockholders and Youbet’s 2008 Annual Report on Form 10-K, which were filed with the SEC on April 30, 2009 and March 6, 2009, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holding and otherwise, will be contained in the proxy statements/prospectus and other relevant materials to be filed with the SEC when they become available.